Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

February 16, 2011

Announcement pursuant to Section 10 para. 1 sentence 1 in conjunction with sections 29 para. 1, 34 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG) – Takeover Offer

This announcement and the information contained herein are restricted and are not for release, publication or distribution, in whole or in part, in or into the United States, Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction.

Bidder:

Alpha Beta Netherlands Holding N.V.

Herengracht 450

1017 CA Amsterdam

The Netherlands

Registered in the Dutch Trade Register of the Chamber of Commerce (Kamer van Koophandel) Amsterdam under no. 52019756.

Target company:

Deutsche Börse Aktiengesellschaft

Mergenthalerallee 61

65760 Eschborn

Deutschland

ISIN: DE0005810055

Registered in the commercial register of the local court of Frankfurt a.M. under HRB 32232.

On 15 February 2011, Alpha Beta Netherlands Holding N.V. („Bidder” or “Holding”) decided to make a voluntary public takeover offer to all shareholders of Deutsche Börse Aktiengesellschaft („Deutsche Börse”) to acquire their registered shares in Deutsche Börse, each representing a pro rata amount of the registered share capital of EUR 1.00 (ISIN: DE0005810055) (the “Deutsche Börse-Shares”).

The voluntary takeover offer will be made by way of an exchange offer. The Bidder will offer 1 ordinary voting share in the Bidder with a pro rate amount of the registered share capital of EUR 1.00 per share (the “Bidder-Shares”) as consideration for 1 Deutsche Börse-Share. The takeover offer will be made subject to the terms and conditions to be set out in the offer document.

The offer document and further information relating to the public takeover offer will be published on the internet at

www.global-exchange-operator.com.

FURTHER INFORMATION ON TRANSACTION

Deutsche Börse (DAX:DB1) and NYSE Euronext (NYSE:NYX) today entered into a Business Combination Agreement following approval from both companies’ boards.

According to such Business Combination Agreement, Deutsche Börse and NYSE Euronext shall become subsidiaries of the Bidder. The shares of the Bidder, a newly created Dutch holding company, are expected to be listed in Frankfurt, New York and Paris. NYSE Euronext will become a subsidiary through a merger of NYSE Euronext and a US subsidiary of the Bidder in which each NYSE Euronext share will be converted into 0.4700 of a share of the Bidder.

The combined group will have dual headquarters, in Frankfurt a.M. and in New York. The Holding will be led by a one-tier board with 17 members –15 directors plus the Chairman and the CEO. Of the 15 directors, 9 shall be designated by Deutsche Börse and 6 by NYSE Euronext. Reto Francioni will be Chairman, and will also be responsible for group strategy and global relationship management. Duncan Niederauer will be Chief Executive Officer and will lead an Executive Committee equally split between current Deutsche Börse and NYSE Euronext executives.

Following full completion of the contemplated transactions, the former Deutsche Börse shareholders would own approximately 60% of the combined group and the former NYSE Euronext shareholders would own approximately 40% of the combined group on a fully diluted basis and assuming that all Deutsche Börse shares are tendered in the exchange offer.

The transaction is subject to approval by holders of a majority of the outstanding NYSE Euronext shares and to a 75% acceptance level of the exchange offer to Deutsche Börse shareholders as well as approval by the relevant competition and financial, securities and other regulatory authorities in the U.S. and Europe, the receipt of an advance ruling from U.S. tax authorities with respect to certain tax aspects of the transaction and further customary closing conditions. The transaction is expected to close at the end of 2011.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed business combination transaction, NYSE Euronext and Deutsche Börse AG expect that Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, will file a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. When available, NYSE Euronext will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of NYSE Euronext and a wholly owned subsidiary of Holding, and Holding will mail the offering prospectus to Deutsche Börse AG shareholders in the United States in connection with Holding’s offer to acquire all of the outstanding shares of Deutsche Börse AG. NYSE Euronext and Deutsche Börse AG also expect that Holding will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”).

Investors and security holders are urged to read the proxy statement/prospectus and the offer document regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s Web site at www.nyse.com and Deutsche Börse AG’s Web site at www.deutsche-boerse.com. The offer document will be made available at Holding’s Web site at www.global-exchange-operator.com following clearance by the BaFin.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. Holding reserves the right to deviate in the final terms of the public offer from the basic information described herein. Investors and holders of NYSE Euronext shares and Deutsche Börse AG shares are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published, since they will contain important information.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

NYSE Euronext, Deutsche Börse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Börse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Börse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Amsterdam, 15 February 2011

Alpha Beta Netherlands Holding N.V.